UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Executive Compensation

On February 3, 2026, Global Mofy AI Limited (the “Company”) entered into an amended and restated employment agreement (collectively, the “Amended and Restated Employment Agreements”) with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). Pursuant to the Amended and Restated Employment Agreements, the Officers shall be eligible to received performance-based equity compensation in the form of Class B ordinary shares, par value US$0.00003 per share (“Class B Ordinary Shares”), pursuant to the milestones as set forth in the Amended and Restated Employment Agreements and such vesting schedules as determined by the Compensation Committee of the Board of Directors in its sole discretion. For the Officers’ services during the fiscal year ended September 30, 2025, the Officers shall receive an aggregate of 4,443,027 Class B Ordinary Shares of the Company.  The Board and the Compensation Committee approved the Amended and Restated Employment Agreements and the issuance of the 2025 Incentive Shares on February 3, 2026.

On February 4, 2026, as determined by the Compensation Committee, 2,000,000 Class B Ordinary Shares issuable to Mr. Haogang Yang were vested and issued.

The foregoing description of the Amended and Restated Employment Agreements is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Amended and Restated Employment Agreements attached hereto as Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, which are incorporated herein by reference.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2025 (Registration No. 333-284554), as amended.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amended and Restated Employment Agreement between the Company and Haogang Yang, dated February 3, 2026
4.2	Amended and Restated Employment Agreement between the Company and Wenjun Jiang, dated February 3, 2026
4.3	Amended and Restated Employment Agreement between the Company and Nan Zhang, dated February 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: February 5, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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